Majesco Entertainment Company’s director compensation arrangements are as follows:

Cash Portion

The Chair of the Audit Committee receives an annual cash retainer of $50,000.

Each other non-employee director receives an annual cash retainer of $40,000.

The non-employee Chairman of the Board receives an additional annual cash retainer of $20,000.

The cash retainer is paid in equal quarterly installments at the beginning of each quarter.

Equity Portion

In addition to the annual cash retainer, non-employee directors receiveannual equity grants valued at the following amounts:

Audit Committee Chair: $60,000
Compensation Committee Chair: $60,000
Nominating and Governance Committee Chair: $50,000
Other non-employee directors: $40,000
In addition to above, the non-employee Chair of the Board: $36,000

The equity grants are made pursuant to the 2004 Employee, Director and Consultant Incentive Plan (the ‘‘Plan’’) and are a mix of 2/3 restricted stock and 1/3 options to purchase common stock.

In addition, on the date of appointment, the non-employee Chair of the Board receives a one-time grant of 25,000 options pursuant to the Plan, having an exercise price equal to the fair market value as determined under the Plan. These options vest and become exercisable on the first anniversary of the date of grant.

Restricted Stock

The restricted stock is awarded quarterly (on the 3rd business day of each quarter) with the number of shares determined by dividing the applicable dollar amount by the fair market value of the stock as of the quarterly grant date (closing price on day prior to grant). The shares vest six months following the grant date.

Stock Options

Other than the one-time award upon appointment for the non-employee Chair of the Board, the stock options are awarded annually (on August 3) with the number of shares determined by using the black scholes formula. The stock options have an exercise price equal to fair market value as determined under the Plan (closing price on day prior to grant). The options vest and become exercisable over two years, with half vesting on each of the first and second anniversaries of the grant date.

So, as an example, we can use a director who earns $60,000 in equity per year. He would receive:

•	2/3 of $60,000 = $40,000 worth of restricted stock, or $10,000 worth of shares per quarter.

•	1/3 of $60,000 = $20,000 worth of options awarded once a year.

For the restricted stock, each quarter we take the closing price on the second business day of the quarter and divide this by $10,000 to come up with the number of shares. We then send you an amended schedule to your restricted stock agreement showing the addition of those shares. We hold the restricted shares here for 6 months, until they vest, after which we transfer them into your account or send you the actual certificate (whichever you have specified).

For the options, a black scholes formula is used to calculate the value of an option. This amount is divided by $20,000 to determine the number of options (or shares underlying) that are granted. For the past two years, this grant was made on August 3. We keep the date the same to avoid any appearance of manipulating/timing the option price.